GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: February 24, 2020

File No. 024-11139

February 24, 2020

Dear Mr. Jones,

This letter sets forth the response of GME Innotainment, Inc., (“GRSO” or the “Company”) to the Staff’s comment letter dated February 24, 2020.

Amendment No. 1 to Offering Statement on Form 1-A filed February 10, 2020

Risk Factors, page 9

1.	We note your response to prior comment 3. Please add a risk factor that highlights the risks related to the amount of your debt, for example that servicing your debt will require a significant amount of cash.

Response: The Company has added the following risk factor.

“Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the outstanding convertible notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.”

Plan of Distribution, page 26

2.	Please expand the disclosure added in response to the last sentence of prior comment 1 to tell us whether your sole officer and director is relying on Rule 3a4-1 given Rule 3a4- 1(a)(2) and the annual salary of Yves Michel now mentioned on page 6.

Response: The Company has added the following in responses to comment number 2.

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The following disclosure was added to the Cover page:

“This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.”

The following disclosure was added to the Plan of Distribution section on page 26:

“Our officers are relying upon SEC Rule 3a4-1 under the Securities Exchange Act of 1934. The officers of the Company will not be deemed to be brokers solely by reason of their participation in the sale of the securities. The officers are not subject to a statutory disqualification; and they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and are not at the time of their participation an associated person of a broker or dealer. They will perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months. They will not participate in selling an offering of securities for any issuer more than once every 12 months. They will restrict their participation to any one or more of the following activities: (a) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses are limited to information contained in an Offering Statement filed  under the Securities Act of 1933 or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.”

Certain Relationships and Related Transactions, page 46

3.	Please address the last sentence of prior comment 5 that sought disclosure in this section to discuss, if appropriate, the issuances of 11,000 shares of Series A Preferred Stock mentioned on page 95 in Note 12. If you are not required to disclose such issuances in this section, please explain how you reached that conclusion.

Response: The Company has included the issuance of the Series A Preferred Stock to Mr. Darcy Rai and Mr. Ryan Veillet.

Principal Stockholders, page 48

4.	Please note that prior comment 7 sought that you ensure that you have identified each beneficial owner, including groups of affiliated persons, of more than 10% of each class of preferred stock. We note that some of the beneficial owners listed on page 95 appear to be related. Please revise your disclosure accordingly.

Response: The Company has reviewed and identified each beneficial owner, including groups of affiliated persons of more than 10% of each class and has included the following disclosure:

The following encompasses the relationships amongst our Officers, Directors and beneficial shareholders. Gurminder Rai, is the sister of one of our Directors, Darcy Rai. Ryan Veillet one of our Directors, is the grandson of Sharon Branconnier who is the mother of Jolene Branconnier. Jaide Branconnier is the daughter of Jolene Branconnier and granddaughter of Sharon Branconnier, there are no other family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than ten percent (10%) of any class of the Company’s equity securities.

Signatures, page 97

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5.	We note your response to prior comment 8. Please do not change the form of text required to appear in the first half of your Signatures page, and please do not omit the line "By (Signature and Title)" that is included in the Form.

Response: The Company has updated the Signatures page to conform to the Form 1-A instructions.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director

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